Exhibit 3.1

COMMONWEALTH OF PENNSYLVANIA

DEPARTMENT OF STATE

CORPORATION BUREAU

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

SUNOCO, INC.

(As of October 5, 2012)

1. The name of the corporation is SUNOCO, INC.

2. The address of the corporation’s registered office in the Commonwealth of Pennsylvania which is located in the County of Philadelphia is 1735 Market Street, Philadelphia, Pennsylvania 19103.

3. (a) The corporation shall have the authority to issue 10,000 shares of common stock, without par value.

(b) The shares of the corporation shall be represented by uncertificated shares, except as required by applicable law, including those shares represented by a certificate that is issued and outstanding which shall continue to be represented thereby until the certificate is surrendered to the corporation. Within a reasonable time after the issuance, transfer, or conversion of uncertificated shares, the corporation shall send to the registered owner thereof a written statement of the information required to be set forth or stated on certificates pursuant to Section 1528 of the Pennsylvania Business Corporation Law.

4. The holders of common stock shall have one vote per share and shall not be entitled to cumulate their votes in the election of directors.

5. The number of directors which constitute the whole Board of Directors of the corporation shall be as specified in the bylaws of the corporation. The election of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

6. These Amended and Restated Articles of Incorporation may be amended in the manner prescribed at the time by statute, and all rights conferred upon shareholders in these Amended and Restated Articles of Incorporation are granted subject to their reservation.

7. To the fullest extent permitted by law, a director of the corporation shall not be personally liable, as such, for monetary damages (including, without limitation, any judgment, amount paid in settlement, penalty, punitive damages or expense of any nature (including, without limitation, attorneys’ fees and disbursements)) for any action taken, or any failure to take any action, unless (a) the director has breached or failed to perform the duties of his or her office under these Amended and Restated Articles of Incorporation, the bylaws of the corporation or applicable provisions of law and (b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Any repeal or modification of this section shall not adversely affect any right or protection existing at the time of such repeal or modification to which any person may be entitled under this section. The immunities conferred by this section shall not be exclusive of any other immunity which the corporation may now or hereafter grant, or any person may have or thereafter acquire, under any statute, any other provision of the corporation’s Amended and Restated Articles of Incorporation, Bylaw, agreement, vote of disinterested directors, or otherwise. The rights conferred by this section shall continue as to any person who has ceased to be a director of the corporation and shall inure to the benefit of the heirs, executors and administrators of such person.

8. Directors and officers of the corporation will be indemnified by the corporation as of right to the fullest extent now or hereafter permitted by the laws of the Commonwealth of Pennsylvania in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding (whether brought by or in the name of the corporation or otherwise) arising out of their service to the corporation or to another organization at the request of the corporation. Persons who are not directors or officers of the corporation may be similarly indemnified in respect of such service to the extent authorized at any time by the Board of Directors of the corporation. The corporation may purchase and maintain insurance to protect itself and any such director, officer or other person against any liability asserted against any such person whether or not the corporation has the power to indemnify such person against such liability. The provisions of this Article (a) are applicable to actions, suits or proceedings commenced after the adoption hereof, whether arising from acts or omissions occurring before or after the adoption hereof, (b) are deemed to be a contract with each director, officer and other person referred to in this Article who serves in such capacity at any time while this Article is in effect, and each such person is deemed to be serving in reliance on the provisions of this Article, (c) will continue as to directors, officers and other persons who have ceased to render such service and (d) will inure to the benefit of the heirs and legal representatives of the directors, officers and other persons referred to in this Article. Any amendment or repeal of this Article or adoption of any additional Article, and any amendment to the Bylaws of the corporation, which has the effect of reducing or eliminating the rights granted under this Article, will operate prospectively only and will not have any effect with respect to any action taken, or any failure to act, by the directors, officers and other persons referred to in this Article prior to the effective date of such amendment or repeal.

9. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the bylaws of the corporation.